UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

CBL & ASSOCIATES PROPERTIES, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

124830878
(CUSIP Number)

December 5, 2024
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
OCM Xb CBL-E Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,983,967

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
2,983,967

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,983,967

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.7%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Calculated based upon 30,749,272 shares of Class A common stock (“Class A Shares”) outstanding as of November 7, 2024, as reported on the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission (“SEC”) on November 12, 2024.

1	NAMES OF REPORTING PERSONS
Oaktree Capital Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,983,967

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
2,983,967

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,983,967

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.7%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Calculated based upon 30,749,272 shares of Class A Shares outstanding as of November 7, 2024, as reported on the Issuer’s Form 10-Q, filed with the SEC on November 12, 2024.

1	NAMES OF REPORTING PERSONS
Oaktree Capital Group Holdings, GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,983,967

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
2,983,967

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,983,967

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.7%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Calculated based upon 30,749,272 shares of Class A Shares outstanding as of November 7, 2024, as reported on the Issuer’s Form 10-Q, filed with the SEC on November 12, 2024.

1	NAMES OF REPORTING PERSONS
Brookfield Asset Management ULC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

This Statement on Schedule 13G amends the Schedule 13D, filed with the SEC by the reporting persons on November 10, 2021, and as amended on the Schedule 13D/A filed with the SEC on February 11, 2022, and the Schedule 13D/A filed with the SEC on April 4, 2022.

Item 1(a).	Name of Issuer

CBL & Associates Properties, Inc.  (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

2030 Hamilton Place Blvd., Suite 500,
Chattanooga, TN 37421

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, each who is referred to herein as a “Reporting Person” and together, as the “Reporting Persons”:

(i)	OCM Xb CBL-E Holdings, LLC (“Xb CBL-E”);
(ii)	Oaktree Capital Holdings, LLC (f/k/a Atlas OCM Holdings, LLC) (“OCH”);
(iii)	Oaktree Capital Group Holdings, GP LLC (“OCGH” and together with the foregoing the “Oaktree Reporting Persons”); and
(iv)	Brookfield Asset Management ULC (“BAM ULC”).

Item 2(b).	Address of the Principal Business Office, or if none, Residence

The principal business address of each of the Oaktree Reporting Persons is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071

The principal business address of BAM ULC is 181 Bay Street, Suite 100, Toronto, Ontario, Canada M5J 2T3

Item 2(c).	Citizenship

See responses to Item 4 on the cover page.

Item 2(d).	Title of Class of Securities

Common Stock, $0.001 par value per share

Item 2(e).	CUSIP Number

124830878

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a (n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:
See responses to Item 9 on each cover page.

(b)	Percent of Class:
See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:
See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:
See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:
See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:
See responses to Item 8 on each cover page.

All ownership percentage calculations are based on 30,749,272 shares of Common Stock, outstanding as of November 7, 2024, as reported on the Form 10-Q.

Xb CBL-E is the direct holder of 2,983,967 shares of Common Stock. OCH is the indirect manager of Xb CBL-E, and OCGH is the indirect owner of the class B units of OCH, and, as a result of such relationships, each of the foregoing may be deemed to share the power to vote and dispose of the reported securities directly held by Xb CBL-E.

This filing of this Statement shall not be construed as an admission that any Reporting Person is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Solely with respect to BAM ULC, which has been determined no longer acts together with the Oaktree Reporting Persons, has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2024

OCM XB CBL-E HOLDINGS, LLC

By: Oaktree Fund GP, LLC
Its: Manager

By: Oaktree Fund GP, I L.P.
Its: Managing Member

By: /s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE CAPITAL HOLDINGS, LLC

By: /s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By: /s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

BROOKFIELD ASSET MANAGEMENT ULC

By: /s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Managing Director, Legal & Regulatory

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of December 9, 2024.

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class A common stock, par value $0.0001 per share, of CBL & Associates Properties, Inc. (this “Agreement”), is being filed, and all amendments thereto will be filed, by OCM Xb CBL-E Holdings, LL as designated filer on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: December 9, 2024

OCM XB CBL-E HOLDINGS, LLC

By: Oaktree Fund GP, LLC
Its: Manager

By: Oaktree Fund GP, I L.P.
Its: Managing Member

By: /s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE CAPITAL HOLDINGS, LLC

By: /s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By: /s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

BROOKFIELD ASSET MANAGEMENT ULC

By: /s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Managing Director, Legal & Regulatory